Voodoo Scientific



LETTER ⌄

Dear investors,

2024 was a year of great progress. The enzyme development was completed successfully, our patent application is progressing, and we have solid interest from prospective customers — even global conglomerates. Now that the enzyme work is finished, we are completing our assessment of potential manufacturers for our product, and we are fortunate that all of those we are considering are world-class enzyme manufacturers, with some also global leaders.

We need your help!

All areas of the business are progressing well and we have the support required for the work we foresee. When this changes and we see areas for an opportunity where additional support could be we see areas for an opportunity where additional support could be helpful, we will not be shy to request support from our investors. Your financial support through our WeFunder campaign means a lot to us. Of course we have more money to raise to carry us to profitability, but your investments provide some good runway where we can continue to gain new investors without any feeling of dire urgency.

Sincerely,

Martín Enríquez

CEO & Co-Founder

Joana Montenegro

CSO & Co-Founder

How did we do this year?

REPORT CARD

A-

☺ The Good

Product development progress

Patent progress

Customer interest

Customer interest

☹ The Bad

Delays by enzyme development company

2024 At a Glance

January 1 to December 31



$0
Revenue



-$690,023
Net Loss



$5,830 [46%]
Short Term Debt



$530,250
Raised in 2024



$94,795
Cash on Hand
As of 04/ 8/25

INCOME BALANCE NARRATIVE



Revenues
Profit
$0
$0
-$777,180
-$690,023
2023
2024

Net Margin: 0% Gross Margin: 0% Return on Assets: -426% Earnings per Share: -$0.07

Revenue per Employee: $0 Cash to Assets: 100% Revenue to Receivables: ~ Debt Ratio: 4%

2023_Voodoo_Scientific_Review_Report.pdf

Voodoo_Scientific_Unaudited_Financial_Report_-_2024.pdf

We ❤ Our 46 Investors

Thank You For Believing In Us

Daniel Olszewski	Roy Falk	Nathan Maier	Michael Frey	Markie Frey	Allison McLaughlin
Jeremiah McLaughlin	Jeffrey McLaughlin	M. Irene Montenegro	Sean Wurtinger	Aaron Lockrem	David Einheber
Roberta or Gerard Va...	Caleb Fullhart	James Dorr	Michael McAnder	Kyle Imes	Brent Peterson
Darcy Stafsholt	Francis Spruit	Antonio Nadeau	Joseph Linske	Benjamin Danenberg	Korey Fickle

Erin Morris
Chris Johnson
Caeleb Johnson
Siddharth Phadke
Bradley Pearson
Neil Lutsky
Linda Olson
Raymond L Campbell
Jeff Irvin
Barry Woinarowicz
Matthew Torning
Steve Allen
Richard Wurtinger
John Suk
Rob Olszewski
Nina Z
Jonathan Ross...
Mike La Franco
Lisa Ryan
Sean Campbell

Thank You!

From the Voodoo Scientific Team



Martin Enriquez

CEO & Co-Founder

Martin is an accomplished global executive, in start-ups as CEO/CXO from hi-tech to bio-tech, and also with market leaders Visa and Vodafone. He's added >$5 billion i...



Joana Montenegro

Chief Science Officer & Co-Founder

Deep expertise in the Food&Bev industry including Product Development, R&D and Manufacturing. Senior R&D / CSO positions with General Mills...

Details

The Board of Directors

Director	Occupation	Joined
Joana Montenegro	CSO @ Voodoo Scientific	2021
Martin Enriquez	CEO @ Voodoo Scientific	2021

Officers

Officer	Title	Joined
Joana Montenegro	Chief Science Officer	2021
Martin Enriquez	CEO President	2021

Voting Power ❓

Holder	Securities Held	Voting Power
Joana Montenegro	5,000,000 Common Stock	50.0%
Martin Enriquez	5,000,000 Common Stock	50.0%

Past Equity & Loan Fundraises

Date	Amount	Security	Exemption
11/2023	$883,000	Safe	Section 4(a)(2)
11/2023	$260,000	Safe	Section 4(a)(2)
09/2024	$530,250		4(a)(6)

The use of proceeds is to fund general operations.

Outstanding Debts
None.

Related Party Transactions
None.

Capital Structure

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	10,000,000	Yes

Warrants: 0
Options: 0

Form C Risks:

Risk from uncertain financial return. Financial return to investors via a liquidity "exit" event: The Company's current plan is to provide shareholders an exit event via an eventual acquisition of the Company by a large multinational corporation, or possibly an IPO, at an advantageous time and value. There is no certainty that the Company's performance or market circumstances will enable an exit event at all, or one with acceptable timing and financial return to all investors. Return to investors via dividends from profitable operations: The Company's current plan is to grow a profitable company and, until an exit event, the excess earnings above those required for Company operations would be shared via dividends to investors. There is no certainty that the Company performance or market circumstances will enable dividends at all, or with acceptable timing and financial return to all investors. Restrictions on investors' ability to sell their shares: The Company anticipates that investors will hold their shares until an exit event. There is not a secondary market for trading the investors' Preferred Stock, and investors' ability to sell their shares are further limited by transfer restrictions under applicable securities laws and the terms of the Company's agreements for the Preferred Stock. Accordingly, any offer, sale, pledge or other transfer of the securities may be restricted, and shareholders may be required to bear the financial risks of this investment in the Company for an indefinite period of time. Investors' shares constitute equity interests which will be subordinate to all the Company's indebtedness with respect to claims on our assets in a liquidation. The Company does not currently have any indebtedness and does not plan to take on such financing, and the Investors' agreement for their Preferred Stock gives some rights to vote on new Company indebtedness. In the event of a Company liquidation, all Company debts and liabilities must be paid before any payment is made to the shareholders.

Risk from unforeseen occurrences. The Company may be adversely affected by unforeseen occurrences such as: natural catastrophes, political unrest, terrorism, labor disputes, economic recessions, or instability resulting in the disruption of trade from foreign countries in which our products are manufactured or sold. Litigation relating to the misuse of alcohol could adversely affect our business. Companies in the beverage alcohol industry may be exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is possible that litigation of this type directly or indirectly negatively affects the Company or our customers.

Risk that additional funding may be required, and that it may be unavailable at favorable terms. The Company is actively seeking investors to complete this Seed-Stage round of funding, of which these Wefunder investments are a part. Closing the Seed-Stage requires the Company to have a Lead Investor who would reach agreement with the co-founders on the important documents that provide the investors' rights and obligations. Upon the finalization of this Seed-Stage, the WeFunder investment converts into Preferred Stock in the Company. Preferred Stock generally has extra benefits over the Common Stock of the co-founders. Those specific benefits would be agreed with the eventual Lead Investor. The Company cannot be certain to attract a Lead Investor, or that the amount of money raised in this Seed-Stage will be sufficient to carry the company all the way to profitability such that no further investment would be required; it is unusual for a Seed-Stage investment to be sufficient. If further investment is required and obtained after this Seed-Stage, as customary, that new investment would be dilutive to the Seed-Stage investors; the amount of dilution is dependent on the amount of the new investment and the Company valuation agreed with the new investors. There is no certainty whether additional financing will be required, and there is no assurance whether additional financing will be available when needed or whether it can be obtained on terms favorable to the Company or its investors. Product-related costs' uncertainty: The Company is in the midst of its product development activities, and then will begin its scale-up and manufacturing operations, followed by sales activities; there is no certainty that additional funding may not be required to complete these efforts. The current stage of product development (Phase 1 – Enzyme Development) is underway with Ginkgo Bioworks and will require payment of $250,000 when completed. Two phases remain to complete the final product: (Phase 2 – Host Optimization) and the scale-up readiness for manufacturing (Phase 3 – Scale-Up). The Company has an option to complete these phases with Ginkgo, and the pre-agreed commercial terms require no cash, however, for the amount of money that Ginkgo normally charges would be given a SAFE that converts into equity at the Company's next funding round which would then be dilutive to shareholders by that amount. The amount anticipated is between $1,150,000 - $1,950,000. The Company is actively evaluating alternatives for these activities assessing aspects such as the quality, timing, costs, and risks. Depending which suppliers the Company chooses, and the terms we are able to obtain, it may also require similar additional financing. To the extent the Company raises additional capital by issuing equity, the Company's shareholders will experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. To the extent that the Company raises additional funds through collaboration and product licensing arrangements, the Company may be required to relinquish some rights to the Company's intellectual property, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate their research and development programs.

Risk that business projections may not be achieved. Revenue: The Company's revenue forecast may adversely change. The Company's revenue success depends primarily on its ability to provide a convincing business case to distillers to launch and promote new products that are made smoother by using the Company's product. The assumed price to distillers for the Company's product may not be sufficiently convincing, resulting in lower revenue from lower prices or lower demand. Customers may take longer to launch their new products than assumed resulting in lower and/or delayed revenues. Consumer uptake of the distillers' new products may be slower than anticipated resulting in lower and/or delayed revenues. If the Company does not generate sufficient revenue, its business, financial condition, and operating results will be materially adversely affected. Expenses: In order to create financial projections for the business, the Company has made certain assumptions about the costs and timing of developing the product and preparing for manufacturing. There is risk associated with the accuracy of these projections due to the unpredictability in the scientific development and technology, and the commercial agreements that the Company may be able to negotiate. The Company has made certain assumptions about the costs to operate the business, and there is risk associate with the accuracy of these projections. For example, these costs include those to make the product, supply chain, personnel, professional services, sales and marketing. Delays will also increase the expenses above those projected.

Risk from government regulation. The Company's products and our distiller customers' products are subject to government regulations, and those regulations may change in the future; inability to comply or delays in approvals may adversely affect the Company performance. Government regulations impact the Company in a few aspects, such as: approvals that our product is safe for its intended use by governments where our customers operate (such as Europe, UK, US, Japan, and others), import/export regulations in countries where our customers operate, and our product's manufacturing, packaging, storage and transport. Government regulations also impact our customers in a few aspects, such as manufacturing regulations, approvals for their final product, import/export regulations, and regarding the distribution and sale of alcoholic beverages. The Company is responsible for ensuring that our product is compliant with the needed regulations in our desired jurisdictions, and for obtaining and maintaining all required approvals and licenses for our product, and we are hiring internationally expert legal counsel to assist these efforts. Our customers are responsible for obtaining and maintaining the approvals for their final products, their import/export, and their sale in their targeted jurisdictions. Inability to comply or delays in approvals may adversely affect the Company performance.

Risk that the Company is at an early-stage with limited operating history. The Company is considered early-stage having been founded in 2021 with substantial work remaining to develop the product and the business. As the Company is in the product development stage and thus has not had customer sales, the lack of operating history makes it difficult for potential investors to evaluate our business model, our customer prospects and plans to attract distillers to purchase our enzymatic system to smooth spirits, and our projections for future performance. No assurance can be given as to the ultimate success of the Company, and the likelihood of the success should be considered in light of the difficulties frequently encountered in connection with the formation of a new business and a new product. The co-founders are experienced business executives and business builders with extensive and relevant experience, however, neither have developed and marketed specifically a processing aid for alcoholic beverages.

Risk from reliance on third parties. Product Development: In April 2023, the Company entered into a 3-phase agreement with Ginkgo Bioworks Inc. ("Ginkgo") to develop our novel enzyme product to our specifications, with the Company only obligated to the Phase 1 — developing an enzyme to our specifications. The remaining Phases 2 & 3 are optional for the Company to continue with Ginkgo with a pre-agreed commercial structure, or stop work with Ginkgo and use a different supplier. Phase 2 is the development the enzyme's host organism, and Phase 3 is the scale-up of the manufacturing process to be ready for full-scale manufacturing. Phase 1 is scheduled to complete in April 2024 with positive indications thus far, however, additional work may be required to fully achieve our specifications. The Company is actively evaluating alternatives to Ginkgo for Phases 2 and 3, assessing aspects such as the quality, timing, costs, and risks. We are highly dependent on our product development suppliers, including developing a product that works well and that will pass through regulatory assessments without difficulties, and speed to market. Manufacturing and Supply Chain: The Company's business model is highly dependent on third parties for manufacturing, packaging, warehousing and logistics. The quality, dependability and costs of these items is imperative to our marketplace success, company reputation, our costs, and ultimately our profitability. The Company is actively evaluating highly-regarded companies for our manufacturing and supply chain. Legal Services: We rely on a third party law firms for our intellectual property and patents, corporate aspects, regulatory, and tax advice. Whereas we endeavor to select law firms with great expertise, there are no assurances that we achieve the desired outcomes on any item.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Risk of reliance on the founders. As an early-stage company, it is very dependent on its co-founders. If anything catastrophic were to happen to the company's founding team that would hinder them from adequately continuing their participation in the Company, the future of the company may be compromised to some extent. Martin Enriquez, the co-founder and CEO, and Joana Montenegro, the co-founder and Chief Science Officer, each currently own equivalent equity ownership in the Company which collectively aggregates to a majority of the Company's outstanding equity. The co-founders currently comprise the members of the Company's Board of Directors and thus have significant control over the management of the

Company and its direction. When this Seed Funding Round closes with the larger-scale investment by a Lead Investor, it is anticipated that the Lead Investor will also be a member of the Board of Directors. All investors, including those via WeFunder, will have Preferred Stock, and as a voting block will have voting rights on certain issues which exceeds the voting rights of the co-founders; however, the co-founders' concentrated control in the Company may limit investors' influence on other Company matters.

Risk that intellectual property rights may not fully materialize. The Company will rely on various intellectual property rights, such as patents, in several countries in order to provide some forms of barriers to potential competitors, and these rights may not fully materialize. The Company may experience adverse impacts to our competitive position and financial results if our intellectual property rights are not fully approved in any or all jurisdictions, or if they are not be sufficiently broad to provide a significant competitive advantage. The actions to build and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. The Company may be required to initiate litigation against third parties in order to protect our rights, or third parties may assert claims against us with or without provocation. These lawsuits could be expensive and take significant time, and there are no assurances that we will sufficiently prevail in any or all of these potential suits. The Company's primary intellectual property and differentiator in the marketplace titled "Enzymatic Smoothing of Beverages" (USPTO #507895506) is currently in Patent-Pending status in the USA with a priority date of December 2022, and was filed requesting Accelerated Examination which expedites initial feedback from the US Patent Office by December 2024. The Company has also filed under the Patent Cooperation Treaty which enables us to pursue the patent in 157 countries while maintaining the same 12/2022 priority date in those countries. This innovative patent, when and if approved, could potentially put us in a position of strength within the marketplace as it would prohibit similar enzymatic solutions for alcoholic beverages for 20 years. We may also file additional patent applications in the future, with one patent planned to file in 2024 for the specific novel enzyme system that we are developing which would protect against the copying of our product. We are planning to protect our market position by pursuing these patents in several countries, which has some inherent unpredictability and thus may require more time and funds than anticipated, with certainty of achieving the desired approvals.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the shareholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no

decisions. The Investor's interests may conflict with those of other Investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the shareholders may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The shareholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The shareholders have the right to redeem their securities at any time. Shareholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

to the issuer;
to an accredited investor ;
as part of an offering registered with the U.S. Securities and Exchange Commission; or
to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of shares of Preferred Stock . As discussed in Question 13, when we engage in an offering of equity interests involving Preferred Stock , Investors may receive a number of shares of Preferred Stock calculated as either (i) the total value of the Investor's investment, divided by the price of the Preferred Stock being

total value of the investor's investment, divided by the price of the Preferred Stock being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time. Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Preferred Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors . Among the factors we may consider in determining the price of Preferred Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our stock (including both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

unrelated third party valuations;
the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
our results of operations, financial position and capital resources;
current business conditions and projections;
the marketability or lack thereof of the securities;
the hiring of key personnel and the experience of our management;
the introduction of new products;
the risk inherent in the development and expansion of our products;
our stage of development and material risks related to our business;
the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
industry trends and competitive environment;
trends in consumer spending, including consumer confidence;
overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
the general economic outlook.
We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company
Voodoo Scientific USA, Inc.

Delaware Corporation
Organized July 2021
2 employees
1171 W PASEO DEL MAR
LOS ANGELES CA 90731 https://voodooscientific.com

Business Description

Refer to the Voodoo Scientific profile

Refer to the Voodoo Scientific profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

Voodoo Scientific is current with all reporting requirements under Rule 202 of Regulation Crowdfunding.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.

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